Emera Incorporated

5151 Terminal Road

Halifax NS Canada

B3J 1A1

November 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Emera Incorporated

Registration Statement on Form F-10 (File No. 333-283251) and Appointment of Agent for Service of Process on Form F-X (File No. 333-283251)

Application for Withdrawal of Registration Statement and Appointment of Agent for Service of Process

Ladies and Gentlemen:

Emera Incorporated (the “Company”) hereby applies to the Securities and Exchange Commission (the “Commission”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for the withdrawal of the Company’s (i) Registration Statement on Form F-10 (File No. 333-283251), including all exhibits thereto (the “Registration Statement”), and (ii) Appointment of Agent for Service of Process on Form F-X (File No. 333-283251) (the “Appointment of Agent for Service of Process”), both filed with the commission on November 15, 2024. The Company is seeking withdrawal of the Registration Statement and the Appointment of Agent for Service of Process because it intends to refile the Registration Statement and Appointment of Agent for Service of Process as advised by the Commission.

The Registration Statement has not been declared effective, and no securities of the Company have been sold pursuant to the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions in connection with this request, please contact the undersigned at (902) 428-6996 or Byron B. Rooney of Davis Polk & Wardwell LLP at (212) 450-4658.

Sincerely,

EMERA INCORPORATED

By:	/s/ Brian C. Curry
	Name:	Brian C. Curry
	Title:	Corporate Secretary

cc: Byron B. Rooney, Davis Polk & Wardwell LLP